SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2005
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☐                Form 40-F   ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                No   ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: December 12, 2005		Signed: Gerald A. Feigel
	By:	Name:	Gerald A. Feigel
		Title:	Assistant Corporate Secretary

Release: Immediate, December 12, 2005
CPR RESPONDS TO FORDING COAL TRUST ANNOUNCEMENT ON PRODUCTION LEVELS
CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) said today that Fording Canadian Coal Trust’s announcement on December 7, 2005, of lower anticipated coal production next year combined with recent developments in non-coal shipper markets and accelerated cost reduction programs support updating its previously announced earnings guidance range for 2006.
CPR said lower than anticipated production of coal, combined with a softening in the automotive market would have a negative impact on its earnings in 2006. However, CPR expects to experience higher than anticipated volumes in grain and continued strength in the intermodal and merchandise markets. As well, the company is ahead of its expense reduction objectives including savings from an administrative staff reorganization and reduction now under way.
As a result of these market developments and internal cost reduction measures, CPR said earnings per share guidance in 2006 would be adjusted to be in the range of $3.60 to $3.85 cents per share compared to its announced $3.70 to $3.85 range. In the event that Elk Valley Coal’s production declines the full extent to 24 million tonnes in 2006, CPR has indicated earnings per share would be at the lower end of the updated range.
The railway serves all of the mines in southeastern British Columbia owned by Elk Valley Coal Partnership (EVC), in which Fording has a 60-per-cent interest.
Fording has attributed the decline in production to a significant global shortage of tires for trucks used to haul coal at mines. “EVC is experiencing a short-term supply issue which we believe does not alter the strong medium-to-long term fundamentals for metallurgical coal in world markets,” said Fred Green, President and Chief Operating Officer of CPR.

Note on forward-looking information
This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell, Vice-President, Investor Relations
Tel.: (403) 319-7591	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca